

13030916

SEC Mail Processing Section SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 11 2013
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

929 Kings Highway East
(No. and Street)

Fairfield	Connecticut	06825
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George D. Caravakis 203-367-4070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard CPAS LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road Suite 1040	Fairfield	Connecticut	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George D. Caravakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDC Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

Janelle C. Kandrach
Notary Public
State of Connecticut
Commission Expires 2/28/2017



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GDC Securities, LLC

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

December 31, 2012

GDC Securities, LLC

Table of Contents


KRS
KNIGHT • ROLLERI • SHEPPARD
CPAS, LLP

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Member of
GDC Securities, LLC

We have audited the accompanying statements of financial condition of GDC Securities, LLC as of December 31, 2012 and 2011 and the related statements of income and changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GDC Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Knight Rolleri Sheppard CPAS LLP

Knight Rolleri Sheppard CPAS LLP
Fairfield, Connecticut
March 7, 2013

GDC Securities, LLC
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Current assets		
Cash and equivalents	$ 17,290	$ 20,637
Commissions receivable	540	9,427
Prepaid assets	1,517	1,597
Marketable securities	1,520	1,516
Total current assets	20,867	33,177
Property and equipment		
Electronic data processing equipment	4,104	4,104
Accumulated depreciation	(4,104)	(3,745)
Net property and equipment	-	359
Other assets		
Due from affiliate	-	281
Total assets	$ 20,867	$ 33,817
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$ 3,900	$ 12,826
Accrued liabilities	9,750	11,750
Due to affiliate	161	-
Total current liabilities	13,811	24,576
Member's equity	7,056	9,241
Total liabilities and member's equity	$ 20,867	$ 33,817

See report of independent auditor and notes to financial statements.

GDC Securities, LLC
Statements of Income and Changes in Member's Equity
For the Years Ended December 31, 2012 and 2011

	2012	2011
Commisions and fees revenue	$ 18,277	$ 19,391
Operating expenses		
Accounting and audit fees	17,149	16,520
Bank charges	-	11
Business entity tax	250	500
Commissions	9,294	8,750
Depreciation	359	643
Regulatory fees	2,197	3,477
Total operating expenses	29,249	29,901
Loss from operations	(10,972)	(10,510)
Other income (expense)		
Dividends	79	310
Unrealized loss	(74)	(794)
Total other income	5	(484)
Net loss	(10,967)	(10,994)
Beginning member's equity	9,241	15,261
Member contributions	13,063	14,474
Member distributions	(4,281)	(9,500)
Ending member's equity	$ 7,056	$ 9,241

See report of independent auditor and notes to financial statements.

GDC Securities, LLC
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

		2012		2011
Cash flows from operating activities:				
Net loss	$	(10,967)	$	(10,994)
Adjustments to reconcile change in net loss to cash provided by operating activities:				
Depreciation		359		643
Unrealized loss on trading securities		74		794
Decrease (increase) in commissions receivable		8,887		(8,584)
Decrease in prepaid assets		80		30
Decrease in due from affiliate		281		-
Decrease in accounts payable		(8,926)		(12,551)
(Decrease) increase in accrued liabilites		(2,000)		7,250
Increase in due to affiliate		161		-
Total adjustments		(1,084)		(12,418)
Net cash used in operating activities		(12,051)		(23,412)
Cash flows from investing activities:				
Investment in marketable securities		(78)		(310)
Net cash used in investing activities		(78)		(310)
Cash flows from financing activities:				
Member contributions		13,063		14,474
Member distributions		(4,281)		(9,500)
Net cash provided by financing activities		8,782		4,974
Net decrease in cash and cash equivalents		(3,347)		(18,748)
Beginning cash and cash equivalents		20,637		39,385
Ending cash and cash equivalents	$	17,290	$	20,637

See report of independent auditor and notes to financial statements.

GDC Securities, LLC
Notes to Financial Statements
December 31, 2012
(See Report of Independent Auditor)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GDC Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Connecticut limited liability company and provides investment products to individuals and closely held businesses. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts and commissions receivable - Accounts and commissions receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2012 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Marketable securities - The Company maintains a position in People's United Bank, Inc. common stock. The investment is accounted for as a "trading" security and is recorded at market value. Realized and unrealized gains and losses are reported in earnings. Dividends have been reinvested in additional shares of the security. Cost is $2,389 at December 31, 2012.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are five years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it has any uncertain tax positions.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $5,311, which was $311 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 2.60 to 1.

NOTE 4 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of December 31, 2012 through March 7, 2013, which is the date the financial statements were available to be issued. Management has determined that there are no subsequent events that require disclosure.

GDC Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012
Schedule I

Net Capital		
Total member's equity	$	7,056
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		7,056
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		7,056
Deductions/other charges:		
Prepaid assets		(1,517)
Total deductions/other charges		(1,517)
Tentative net capital		5,539
Haircut on trading securities		(228)
Net capital	$	5,311
Aggregate indebtedness		
Accounts payable and accrued expenses	$	13,811
Total aggregate indebtedness	$	13,811
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	311
Ratio: Aggregate indebtedness to net capital		260.05%

See report of independent auditor.

GDC Securities, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
As of December 31, 2012
Schedule II

Net Capital as reported on 4th Quarter Focus	$	5,311
Adjustments from 4th Quarter Focus to Annual Audit		
Audit adjustments		-
Total adjustments		-
Revised Net Capital as reported in the Annual Audit	$	5,311

See report of independent auditor.


KRS
KNIGHT • ROLLERI • SHEPPARD
CPAS, LLP

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of
GDC Securities, LLC

In planning and performing our audit of the financial statements of GDC Securities, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified deficiencies in internal control that we consider to be material weaknesses, as defined previously. They are as follows:

1. The Company does not have the proper procedures in place to provide adequate accounting cutoffs and as a result the books and records of the Company are not in accordance with the accrual basis of accounting. More specifically commissions receivables, accounts payables and accrued liabilities are not analyzed and accrued for in a timely manner. As a result, financial records are not reliable and provide an inadequate basis to prepare regulatory reports. We strongly recommend that the Company establish an effective monthly closing process that would enable them to capture accounting data in an effective and timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Knight Rolleri Sheppard CPAS LLP

Knight Rolleri Sheppard CPAS LLP
March 7, 2013